# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Omada Health, Inc., CIK 0001611115
CUSIP: 68170A108
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 611 Gateway Blvd, Suite 120, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001415889-25-021844
Filed by CIK 0001603198

## Reporting persons
- Andreessen Horowitz Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,157,951; shared voting power 0; sole dispositive power 3,157,951; shared dispositive power 0; aggregate amount beneficially owned 3,157,951 (5.5% of the class)
- AH Equity Partners IV, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,157,951; shared voting power 0; sole dispositive power 3,157,951; shared dispositive power 0; aggregate amount beneficially owned 3,157,951 (5.5% of the class)
- AH Parallel Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 302,978; shared voting power 0; sole dispositive power 302,978; shared dispositive power 0; aggregate amount beneficially owned 302,978 (0.5% of the class)
- AH Equity Partners IV (Parallel), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 302,978; shared voting power 0; sole dispositive power 302,978; shared dispositive power 0; aggregate amount beneficially owned 302,978 (0.5% of the class)
- Marc L. Andreessen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,540,847; sole dispositive power 0; shared dispositive power 3,540,847; aggregate amount beneficially owned 3,540,847 (6.1% of the class)
- Benjamin A. Horowitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,538,143; sole dispositive power 0; shared dispositive power 3,538,143; aggregate amount beneficially owned 3,538,143 (6.1% of the class)

## Item 1. Issuer
Name of issuer: Omada Health, Inc.
Address of issuer's principal executive offices: 611 Gateway Blvd, Suite 120, South San Francisco, CA, 94080.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Andreessen Horowitz Fund IV, L.P. ("AH IV")
AH Equity Partners IV, L.L.C. ("AH Equity IV")
AH Parallel Fund IV, L.P. ("AH Parallel IV")
AH Equity Partners IV (Parallel), L.L.C. ("AH Equity Parallel IV")
Marc L. Andreessen ("Andreessen")
Benjamin A. Horowitz ("Horowitz")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
The address for each of the Reporting Persons is:

Andreessen Horowitz
2865 Sand Hill Road, Suite 101
Menlo Park, CA 94025
Citizenship:
AH IV Delaware
AH Equity IV Delaware
AH Parallel IV Delaware
AH Equity Parallel IV Delaware
Andreessen United States
Horowitz United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities includes (i) 3,157,951 shares of common stock directly held by AH IV for itself and as nominee of Andreessen Horowitz Fund IV-A, L.P., Andreessen Horowitz Fund IV-B, L.P. and Andreessen Horowitz Fund IV-Q, L.P.; (ii) 302,978 shares of common stock directly held by AH Parallel IV for itself and as nominee of AH Parallel Fund IV-A, L.P., AH Parallel Fund IV-B, L.P., and AH Parallel Fund IV-Q, L.P; (iii) 79,918 shares of common stock directly held by the LAMA Community Trust; and (iv) 77,214 shares of common stock directly held by the 1997 Horowitz Family Trust.

AH Equity IV is the general partner of AH IV and may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer held of record by AH IV for itself and as nominee of Andreessen Horowitz Fund IV-A, L.P., Andreessen Horowitz Fund IV-B, L.P. and Andreessen Horowitz Fund IV-Q, L.P. Andreessen and Horowitz are managing members of AH Equity IV and may be deemed to have shared voting and shared dispositive power over the shares held of record by AH IV for itself and as nominee.

AH Equity Parallel IV is the general partner of AH Parallel IV and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer held of record by AH Parallel IV for itself and as nominee of AH Parallel Fund IV-A, L.P., AH Parallel Fund IV-B, L.P., and AH Parallel Fund IV-Q, L.P. Andreessen and Horowitz are managing members of AH Equity Parallel IV and may be deemed to have shared voting and shared dispositive power over the shares held of record by AH Parallel IV for itself and as nominee.

Andreessen is a trustee of the LAMA Community Trust and may be deemed to have shared voting and shared dispositive power over the shares held of record by the LAMA Community Trust.

Horowitz is a trustee of the 1997 Horowitz Family Trust and may be deemed to have shared voting and shared dispositive power over the shares held of record by the 1997 Horowitz Family Trust.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of common stock of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 57,908,047 shares of common stock outstanding as of November 5, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 7, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of each of AH IV and AH Parallel IV and the limited liability company agreements of AH Equity IV and AH Equity Parallel IV, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or a member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 24.1 Power of Attorney for Marc L. Andreessen, dated June 23, 2023 (incorporated by reference to Exhibit 24.1 to the Reporting Persons' Schedule 13G filed with the SEC on August 14, 2025).

Exhibit 24.2 Power of Attorney for Benjamin A. Horowitz, dated June 22, 2023 (incorporated by reference to Exhibit 24.2 to the Reporting Persons' Schedule 13G filed with the SEC on August 14, 2025).

Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13G filed with the SEC on August 14, 2025).

## Signatures
- Andreessen Horowitz Fund IV, L.P.: /s/ Phil Hathaway, By AH Equity Partners IV, L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 1) (02/17/2026)
- AH Equity Partners IV, L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (02/17/2026)
- AH Parallel Fund IV, L.P.: /s/ Phil Hathaway, By AH Equity Partners IV (Parallel), L.L.C., Its General Partner, By Phil Hathaway, Chief Operating Officer (See Note 2) (02/17/2026)
- AH Equity Partners IV (Parallel), L.L.C.: /s/ Phil Hathaway, By Phil Hathaway, Chief Operating Officer (02/17/2026)
- Marc L. Andreessen: /s/ Phil Hathaway, By Phil Hathaway, Attorney-in-Fact (02/17/2026)
- Benjamin A. Horowitz: /s/ Phil Hathaway, By Phil Hathaway, Attorney-in-Fact (02/17/2026)
Comment: Note 1: Andreessen Horowitz Fund IV, L.P. for itself and as nominee for Andreessen Horowitz Fund IV-A, L.P., Andreessen Horowitz Fund IV-B, L.P. and Andreessen Horowitz Fund IV-Q, L.P.

Note 2: AH Parallel Fund IV, L.P. for itself and as nominee for AH Parallel Fund IV-A, L.P., AH Parallel Fund IV-B L.P. and AH Parallel Fund IV-Q, L.P.